EXHIBIT 1

JOINT FILING AGREEMENT

Joseph F. Hughes and JW Hughes Family, LLC, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

Date: December 29, 2010	/s/ Joseph F. Hughes
Joseph F. Hughes

JW HUGHES FAMILY LLC

/s/ Joseph F. Hughes
Name: Joseph F. Hughes
Title: Manager